UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GlaxoSmithKline plc
(the 'Company')

Publication of Annual Report 2021

The Company has today published on its website www.annualreport.gsk.com its Annual Report for the year ended 31 December 2021 ('Annual Report 2021').

In compliance with Listing Rule 9.6.1R of the UK Financial Conduct Authority ('FCA'), the Annual Report 2021 has been submitted to the FCA's National Storage Mechanism and will shortly be available for inspection in unedited full text at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

A hard copy version of the Annual Report 2021 and the Notice of Annual General Meeting 2022 ('AGM Notice') will be sent to those shareholders who have elected to receive paper communications on or around 28 March 2022. The AGM Notice will be made available to shareholders who have not elected to receive paper communications on the same date.

This announcement is not a substitute for reading the Annual Report 2021 in full.

V A Whyte
Company Secretary

4 March 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: March 04, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc